SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ): 00.108.786/0001-65

Company Registry No. (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON JULY 30, 2010

DATE, TIME AND PLACE:

            On July 30, 2010, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders holding more than ninety-nine percent (99%) of the voting stock, as per the signatures in the “Shareholders’ Attendance Book”, as well as the representative of the Company’s Fiscal Council, Mr. Martin Roberto Glogowsky.

PRESIDING BOARD: JOÃO ADALBERTO ELEK JUNIOR – Chairman, and JOANA GRAEFF MARTINS – Secretary.

CALL NOTICE:      The call notice was published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on July 14, 15 and 16, 2010.

AGENDA: Merger of the subsidiaries NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. and ESC90 TELECOMUNICAÇÕES LTDA.

RESOLUTIONS:     Shareholders previously approved the drawing up of these minutes in summary format, pursuant to paragraph 1 of Article 130 of Law 6404/76, and their publication was authorized with the omission of the attending shareholders’ signatures, pursuant to paragraph 2 of Article 130 of Law 6404/76:

  Shareholders approved by unanimous vote the PROTOCOL OF MERGER AND JUSTIFICATION OF THE NET ASSETS of the companies NET RECIFE LTDA., headquartered in the city of Recife, state of Pernambuco, at Rua Francisco Alves nº 100, Ilha do Leite, CEP 50070-490, Corporate Taxpayer’s ID (CPNJ/MF) no. 08.828.469/0001-25, whose Articles of Incorporation are registered in the Board of Trade of the State of Pernambuco under Company Registry (NIRE) 26.300.009.323, in a session held on December 5, 1993, and later under Company Registry (NIRE) 26.201.368.473, in a session held on September 6, 2002, hereinafter called “NET RECIFE”; HORIZONTE SUL COMUNICAÇÕES LTDA., headquartered in the city of Porto Alegre, state of Rio Grande do Sul, at Rua Silveiro nº 1111, parte, Morro Santa Teresa, CEP 90850-000, Corporate Taxpayer’s ID (CPNJ/MF) no. 94.319.209/0001-66, whose Articles of Incorporation are registered in the Board of Trade of the State of Rio Grande do Sul under Company Registry (NIRE) 43.202.284.234, hereinafter called “HORIZONTE SUL”; and ESC 90 TELECOMUNICAÇÕES LTDA., headquartered in the city of Vitória, state of Espírito Santo, at Avenida Desembargador Santos Neves, nº 741, Praia do Canto, CEP 29055-721, Corporate Taxpayer’s ID (CPNJ/MF) no. 02.156.312/0001-14, whose Articles of Incorporation are registered in the Board of Trade of the State of Espírito Santo under Company Registry (NIRE) 32.200.815.454, by order dated October 6, 1997, hereinafter called “ESC 90”, signed by the managements of NET RECIFE, of HORIZONTE SUL, of ESC 90 and of the Company on July 5, 2010 (“PROTOCOL”), which shall be an integral part hereof, for all legal purposes, along with the Appraisal Reports (“REPORTS”) of the net assets of  NET RECIFE, of HORIZONTE SUL and of ESC 90, to be merged into the Company’s assets, prepared by specialized company Globalconsulting Assessoria Contábil Ltda., a company that is duly registered with the São Paulo Regional Accounting Council under no. 2SP023158/O-8 and under Corporate Taxpayer’s ID (CNPJ/MF) no.  06.063.913/0001-33, whose Articles of Incorporation are registered at the 3rd  Official Corporate Registrar of the State of São Paulo, located at Avenida Brigadeiro Luis Antônio, nº 2376 – 16º andar, represented by its partner in charge, Sérgio da Silva, Brazilian, accountant, Regional Accounting Council Register (CRC) no. 1SP114111/O-8, Identity Card (RG) no. 11.683.592-8-SP and Individual Taxpayer’s ID (CPF/MF) no. 013.317.858-71, hired especially for this purpose, carried out in accordance with the book values of the assets to be merged.

1.1.       Once the merger of the net assets of NET RECIFE, HORIZONTE SUL and ESC 90 with those of the Company has been executed, the latter’s capital stock will not be altered, due to the fact that it holds one hundred percent (100%) of the membership interests comprising the capital stock of NET RECIFE, HORIZONTE SUL and ESC 90, which will be cancelled, in accordance with item IV, Article 224 of Law 6404/76.

1.2.       In view of the merger of the net assets of NET RECIFE, of HORIZONTE SUL and of ESC 90, as approved herein, the Company succeeds NET RECIFE, HORIZONTE SUL and ESC 90 in all assets, rights and obligations for all legal purposes. The Company’s management is now authorized to execute all complementary acts related to the operation herein approved.

1.3.       The legal effects of the merger of assets of NET RECIFE, of HORIZONTE SUL and of ESC 90 into the Company’s assets shall take force as of July 31, 2010, for accounting, fiscal and tax purposes.

CLOSURE: The meeting was adjourned for the drawing up of these minutes in the Company’s records. Upon reopening of the meeting, the minutes were read, found to be in compliance, approved and signed by all those present.

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São Paulo – SP, July 30, 2010

João Adalberto Elek Júnior	Joana Graeff Martins
Chairman	Secretary

Martin Roberto Glogowsky

Fiscal Council

Shareholders:

GB Empreendimentos e Participações S.A.

Represented by attorney-in-fact Patrícia Marina Martins Rodrigues

Globo Comunicação e Participações S.A.

Represented by attorney-in-fact Patrícia Marina Martins Rodrigues

Distel Holding S.A.

Represented by attorney-in-fact Patrícia Marina Martins Rodrigues

Embratel Participações S.A.

Represented by attorney-in-fact Paloma Mansano Teixeira e Ana Lúcia Barbetti

Empresa Brasileira de Telecomunicações S.A. – Embratel

Represented by attorney-in-fact Paloma Mansano Teixeira e Ana Lúcia Barbetti

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.